UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41661

Jin Medical International Ltd.

(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Jin Medical Launches Production at Plant No. 3 of Its Chuzhou Manufacturing Facility

Jin Medical International Ltd. (Nasdaq: ZJYL) (“Jin Medical”, and together with all its subsidiaries, the “Company”), a Nasdaq-listed provider of rehabilitation medical equipment reports that its wholly owned subsidiary, ZhongJin Medical Equipment (Anhui) Co., Ltd. (“Zhongjin Anhui”), has officially launched production at Plant No. 3 of Zhongjin Anhui’s intelligent manufacturing facility in Chuzhou, Anhui, China (the “Facility”). The Company reports that the Facility is designed with an annual production capacity of approximately 200,000 units, laying a strong foundation for the Company’s steady expansion across regional frontiers.

On July 16, 2025 (China time), the Company published a press release a copy of which is attached herein as Exhibit 99.1.

INCORPORATION BY REFERENCE

The above text of this report under the section title “Jin Medical Launches Production at Plant No. 3 of Its Chuzhou Manufacturing Facility” shall be incorporated by reference into the Company’s registration statement on Form F-3, initially filed with the SEC on June 25, 2025 as subsequently amended, and be a part thereof from the date on which this Report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated July 16, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jin Medical International Ltd.

Date: July 16, 2025	By:	/s/ Erqi Wang
Erqi Wang
Chief Executive Officer

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